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June 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Donald Field

Re:	Rocket Pharmaceuticals, Inc. Acceleration Request

Acceleration Request
Requested Date:	June 24, 2019
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Rocket Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-3 (File No. 333-232168), as amended, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Andrew D. Thorpe, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Thorpe at (415) 773-5970.

[Signature page follows]

Sincerely,

ROCKET PHARMACEUTICALS, INC.

By:	/s/ John Militello
Name: John Militello
Title: Controller, Principal Financial and Accounting Officer

cc:	Andrew D. Thorpe, Orrick, Herrington & Sutcliffe, LLP